Exhibit 99.1

NewsRelease

TC Energy reaches five-year revenue requirement settlement with
NGTL System customers

CALGARY, Alberta - April 24, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) announced today that its wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), has reached a five-year negotiated revenue requirement settlement with its customers and other interested parties that extends from 2020 to 2024.

“This settlement is the result of a collaborative engagement with our customers and is responsive to the needs of both the industry and our business,” said Russ Girling, TC Energy President and Chief Executive Officer. “Recognizing it is a challenging time for a number of our customers, this innovative settlement includes incentives to keep tolls competitive while providing a stable return to TC Energy as we execute in excess of $14 billion of pipeline projects to enhance the connectivity of Western Canadian Sedimentary Basin (WCSB) natural gas supply to all markets.”

The settlement is designed to facilitate the cost-effective transportation of natural gas from the WCSB to key North American demand centers. The agreement:

•	encompasses a five-year term from January 1, 2020 through December 31, 2024;

•	fixes the equity return at 10.1 per cent on 40 per cent deemed common equity;

•	provides NGTL with the opportunity to increase depreciation rates should tolls fall below projected levels;

•	includes an incentive-mechanism for certain operating costs where variances from projected amounts are shared between NGTL and its customers; and

•	includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return.

NGTL expects to file an application with the Canada Energy Regulator (CER) for approval of the five-year negotiated revenue requirement settlement in the second quarter.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2019 Financial Highlights release and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Kelly Matthews / Jaimie Harding
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403.920.7911 or 800.361.6522